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                                                                  EXHIBIT (A)(3)


                 [LETTERHEAD OF RESORTQUEST INTERNATIONAL, INC.]


To:           Stock Option Participants

From:         Jim Olin
              Mitch Collins
              Park Brady

Date:         October 28, 2002

Subject:      Offer to Exchange Options

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We are happy to announce that the Company's Board of Directors has approved a program to permit you to exchange certain of your outstanding ResortQuest stock options for new options to be granted at a future date. The options eligible for the exchange are any outstanding options granted to you under the Amended and Restated ResortQuest International, Inc. 1998 Long-Term Incentive Plan having an exercise price greater than $5.99 per share. Under the current accounting rules, if you choose to participate in the offer, you will be granted new options on or about the first business day that is six months and one day following the date we cancel the options you tender for exchange. On that date, you will receive a new grant of options equal to a percentage of the options you surrender to the Company. The exercise price of the new options will be equal to the closing price of the Company's common stock on the date the new options are issued.

Given the current general market environment and specifically the uncertainty in the travel industry, many of our outstanding options are unlikely to be exercised in the foreseeable future and thus they are not perceived as providing important incentives to our employees. To confirm our beliefs and determine the appropriate steps to take, we engaged an independent human resource consultant to review this proposal and recommend the appropriate exchange ratios for the outstanding options.


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There are a couple reasons for this offer, the most important of which is our desire to create a long-term incentive for our field employees, which will better align your compensation goals with that of our shareholders. Because the old options are so far "underwater," we do not believe that they are fulfilling this need. Another critical point is that, if substantially all eligible options are tendered, this exchange will create additional stock options for our option pool, which will allow us to issue options to our employee in the future. Our option pool has been so depleted that we have not been able to grant options to many key employees in recent years. We believe that it is important to continually evaluate our ability to reward and incentivize our employees for their hard work and achievements through the periodic grant of stock options. This offer is being made in recognition of such efforts despite a declining stock price.

The specific terms and conditions of the offer are set forth in the attached documents. We urge you to carefully read the entire Offer to Exchange and Letter of Transmittal before you decide whether or not to participate in the offer. To tender options for exchange, you will be required to properly complete and return to us the Letter of Transmittal and any other documents specified in that letter on or before November 26, 2002, the expiration date of the offer.

Should you have any questions regarding the offer, please feel free to contact Mitch Collins at (901) 762-4097 or David Selberg at (901) 762-4075. Thank you for your continued efforts on behalf of the company.